# NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 683-8903
Website: www.novawest.com E-Mail: novawest@novawest.com



## For Immediate Release

## NOVAWEST ANNOUNCES $400,000 IN PRIVATE PLACEMENTS

**TSX Venture Exchange Listed – Symbol "NVE"**
**Frankfurt Exchange Listed – Symbol "NWM"**
**Website – http://www.novawest.com**



**S.E.C. Exemption 12(g)3-2(b)**
**File No. 82-3822**
**Standard & Poors Listed**
**Dun & Bradstreet Listed**

**July 19, 2004**

**Novawest Resources Inc.** (the "Company" Symbol "NVE" on the TSX Venture Exchange and "NWM" on the Frankfurt Stock Exchange) announces two non-brokered Private Placements totaling $400,000, subject to regulatory approval, on the following terms:

A $200,000 non-brokered Private Placement through the issuance of 500,000 units at a price of $0.40 per unit. Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share of the company at a price of $0.50 per share until January 31, 2006. Net proceeds will be used for property acquisitions in order to further enhance the company's existing portfolio of prospective properties. A finders' fee will apply to this transaction in accordance with the policies of the TSX Venture Exchange.

A $200,000 non-brokered Private Placement through the issuance of 500,000 units at a price of $0.40 per unit. Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one additional share of the company at a price of $0.50 per share until January 31, 2006. Proceeds of the financing will be flow-through and will be applied to the company's Canadian exploration projects. Shares issued upon exercise of the warrants will be deemed flow through.

The shares in both placements will be subject to the applicable hold period per TSX Venture Exchange policy and all terms are subject to the approval of the TSX Venture Exchange.

Novawest invites the public to visit its website at **http://www.novawest.com** or e-mail us at **novawest@novawest.com** to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

*"Patrick D. O'Brien"*
Patrick D. O'Brien – Chairman



**THE TSX VENTURE EXCHANGE AND THE FRANKFURT STOCK EXCHANGE HAVE NOT REVIEWED AND DO NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.**